UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

TREK RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

89475-10-0

(CUSIP Number)

Michael E. Montgomery
4925 Greenville Avenue, Suite 955
Dallas, Texas 75206
(214) 373-0318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William L. Boeing
Haynes and Boone, LLP
2505 N. Plano Road, Suite 4000
Richardson, Texas 75082
Phone: (972) 680-7553
Fax: (972) 692-9053

December 3, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:            [   ]

SCHEDULE 13D
CUSIP No. - 89475-10-0
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael E. Montgomery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,070,797
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,070,797
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,213,654*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4%*
14		TYPE OF REPORTING PERSON IN

*   Includes (1) 20,527,940 shares of Common Stock owned of record by Montgomery, (2) 400,000 shares of Common Stock that may be purchased by Montgomery pursuant to employee stock options during the next 60 days, (3) 50,000 shares of Preferred Stock owned by Montgomery that is convertible into 7,142,857 shares of Common Stock at the option of Montgomery and (4) 50,000 shares Preferred Stock owned by Faye C. Briggs, Montgomery's mother, that is convertible into 7,142,857 shares of Common Stock at the option of Briggs. The holdings of Briggs are included in the number of shares reported herein, as Montgomery and Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Montgomery disclaims the beneficial ownership of the shares of Preferred Stock and underlying shares of Common Stock held by Briggs.

This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Michael E. Montgomery with the Securities and Exchange Commission ("SEC") on August 2, 2002 relating to the Common Stock of Trek Resources, Inc., as amended by Amendment No. 1 to Schedule 13D filed with the SEC on September 26, 2002 and Amendment No. 2 to Schedule 13D filed with the SEC on December 3, 2002 (as amended, the "Filing"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing. The main purpose of this amendment is to amend and restate the percentage ownership information contained on the cover page of Amendment No. 2 to Schedule 13D, which was inadvertently misstated. The cover page information for the Filing is hereby amended and restated in its entirety as set forth herein. All other portions and Items of the Filing remain unchanged.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael E. Montgomery
Michael E. Montgomery
Date: December 11, 2002